July 15, 2025

Chun Ki Wan
Chief Executive Officer
Idea Tech Holding Ltd
Room 721, 7/F Cyberport One
100 Cyberport Road
Pokfulam, Hong Kong

       Re: Idea Tech Holding Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 9, 2025
           CIK No. 0002045440
Dear Chun Ki Wan:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 28, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Capitalization, page 64

1. Please update your capitalization table to be consistent with the most recent balance sheet included in your filing.
Dilution, page 65

2. The company's net tangible benefit is provided as of June 30, 2024, please ensure your dilution disclosures are consistent with the most recent balance sheet included in your filing.
 July 15, 2025
Page 2

Index to Unaudited Interim Consolidated Financial Statements, page F-1

3. Your index for your unaudited interim consolidated financial statements refers to the periods as of, and for the years ended June 30, 2023 and 2024. Please revise accordingly.
4. Your audited financial statements are currently older than 12 months and this is an initial public offering. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit.
       Refer to Instruction 2 to Item 8.A.4 of Form 20-F.
       Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yarona L Yieh